Exhibit 99.1

(Translation)

[DRAFT]

(Security Code: 6991)

February 14, 2011

To our shareholders:

Shusaku Nagae President and Representative Director Panasonic Electric Works Co., Ltd. 1048 Oaza Kadoma, Kadoma-shi, Osaka, Japan

Notice for Extraordinary General Meeting of Shareholders

Thank you for your continued support. This is to inform you that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Panasonic Electric Works Co., Ltd. (the “Company”) will be held as described below. You are cordially invited to attend the meeting.

If you are unable to attend the Meeting, you are sincerely requested to carefully examine the “Reference Materials” (the “Reference Materials”) contained herein, to confirm the “Explanations for the Exercise of Voting Rights” set forth on pages      through     , and to exercise your voting rights by postal mail or via the Internet.

Sincerely yours,

Description

1. Date:	10:00 a.m. Wednesday, March 2, 2011 (Doors open at 8:30 a.m.)
2. Place:	Hall on the first floor of the Company headquarters annex
3. Purposes:

Matters to be Resolved

Agenda Item No. 1:	Approval of the Share Exchange Agreement between the Company and Panasonic Corporation
Agenda Item No. 2:	Partial amendment to the Articles of Incorporation

[End of Document]

•	Shareholders attending the Meeting are requested to hand in the voting form enclosed herewith at the reception desk of the meeting venue.

•	If amendments are made to the “Reference Materials,” please note that the amended contents will be posted on our website (http://panasonic-denko.co.jp/).

(Translation)

Reference Materials

The Agenda Items and Reference Matters:

Agenda Item No. 1:	Approval of the Share Exchange Agreement between the Company and Panasonic Corporation

Panasonic Corporation (“Panasonic”) conducted the tender offer (the “Tender Offer”) targeting all of the issued shares of the Company (excluding the treasury shares held by the Company) from August 23, 2010, to October 6, 2010, in order to make the Company its wholly-owned subsidiary.

Based on its result, on December 21, 2010, the Company and Panasonic resolved to conduct a share exchange (the “Share Exchange”) in order to make Panasonic a wholly-owing parent company and the Company a wholly-owned subsidiary at a meeting of each respective company’s Board of Directors, and a share exchange agreement (the “Share Exchange Agreement”) has been executed between the Company and Panasonic.

In connection with this, we hereby request you to approve the Share Exchange Agreement.

The effective date of the Share Exchange is scheduled to be April 1, 2011. Also, Panasonic plans to implement the Share Exchange in the form of a summary share exchange (kani kabushiki kokan) pursuant to the provisions of Article 796, Paragraph 3 of the Companies Act, without obtaining the approval by resolution of the general meeting of its own shareholders.

If this Agenda Item is approved, the Company will become a wholly-owned subsidiary of Panasonic as of April 1, 2011, which is the effective date of the Share Exchange, and shares of the Company are scheduled to be delisted as of March 29, 2011 (the last trading date of the shares is scheduled to be March 28, 2011).

The reasons for conducting the Share Exchange and the outline of the content of the Share Exchange Agreement, etc. are as described below.

1. Reasons for Conducting Share Exchange

Since its establishment in 1918, Panasonic has been conducting business broadly in the electronics industry, guided by its basic management philosophy, which states that “the mission of an enterprise is to contribute to the progress and development of society and the well-being of people worldwide through its business activities.” On the other hand, the Company spun off into a separate company from Panasonic in 1935. Under the basic philosophy shared with Panasonic, the Company has been developing its activities, such as manufacturing, sales, maintenance and services, in the Electrical Construction Materials Business Unit (lighting products and information equipment and wiring products), the Home Appliances Business Unit (personal-care products, health products and comfortable-life products), the Building Products Business Unit (water-related equipment, modular kitchen systems, interior furnishing materials and exterior furnishing materials), the Electronic Materials Business Unit (circuit board materials, semiconductor encapsulation materials and plastic molding compounds), the Automation Controls Business Unit (automation control components and automation control system devices) and the Other Business Units.

Under these circumstances, Panasonic made the Company its consolidated subsidiary through the tender offer of shares of the Company that was conducted in 2004. Thereafter, both companies have proceeded with construction of the optimum structure from the customers’ point of view, and have also been involved in co-development of products from the planning stage.

Furthermore, Panasonic made SANYO Electric Co., Ltd. (“SANYO”) its consolidated subsidiary in December 2009, and, in January 2010, Panasonic announced the Annual Management Policy Fiscal 2011 for the new Panasonic Group including SANYO, and set out the vision of becoming the “No. 1 Green Innovation Company in the Electronics Industry” towards 2018, the 100th anniversary of its foundation. Furthermore, in May 2010, Panasonic announced its three-year midterm management plan called “Green Transformation 2012” (“GT12”), which is the first step toward realizing the above vision. Under this GT12, the entire Panasonic Group will make group-wide efforts to shift its paradigm for growth and to lay a foundation to become a Green Innovation Company, while integrating its contribution to the environment and business growth. By the time this plan is completed, the Panasonic Group should be a company filled with significant growth potential. In particular, Panasonic will drastically shift its management resources to energy systems, heating/refrigeration/air conditioning, network AV, healthcare, security, and LED, as the group’s 6 key business areas.

Also, the Company, sharing the vision as the Panasonic Group and the concept of GT12, formulated its midterm management plan from fiscal 2011. In that plan, the Company set as its goal for the 100th anniversary of being a “Leading global company in Asia combining comfort and eco-friendliness.” As the first stage of these efforts, the Company will work on “Penetration into AC&I (Asia, China & India) as priority areas” and “Development of new growth businesses.” Specifically, in order to realize “Penetration into AC&I as priority areas,” the Company aims to expand business vigorously in the high-volume segments in those areas, as well as to promote ongoing efforts to develop products dovetailing with local needs, which efforts can be carried out independently within each area, and aims to strengthen the competitiveness of its products, to expand and improve production sites and to reorganize its sales operation structure. Moreover, in order to realize the “Development of new growth businesses,” the Company intends to create new value and to promote the development of new growth businesses by formidably leading in the new markets, represented by the LED Lighting Products Business and the Energy Management Business through its mobilization of the strengths of the Company group: the ability to come up with creative ideas and suggestions required to realize “comfort,” and the technological ability required to realize “eco-friendliness.”

Although the Company and Panasonic have already shared a management strategy as group companies and have implemented various measures, the business environment surrounding the Panasonic Group continues to change dramatically and rapidly. While business expansion opportunities have been presented by the rapidly expanding environment-related and energy-related markets and the burgeoning emerging markets, competition with Korean, Taiwanese and Chinese companies as well as domestic, U.S. and European companies, etc. has intensified not only in the Digital AVC Networks segment, but also in the fields of rechargeable battery, solar cell and electric vehicle-related business, etc. It has become difficult for companies to prevail over the global competition in the expanding market without speeding up the strategy execution and implementing all measures to demonstrate further group-wide potential.

In such circumstances, taking the proposal of Panasonic as an opportunity, the Company and Panasonic have, since around the end of June 2010, continuously discussed and considered various measures to further increase the corporate value of both companies. As a result, the Company and Panasonic came to the conclusion that realizing the acceleration of decision-making and maximization of the group synergies by making the Company a wholly-owned subsidiary of Panasonic through the Tender Offer and transactions thereafter and accelerating efforts toward becoming the “No. 1 Green Innovation Company in the Electronics Industry” are significantly beneficial, not only to expand the corporate value of the Company but also to expand the corporate value of the entire Panasonic Group. Moreover, as a result of the concurrent discussions and considerations with SANYO, Panasonic plans to make SANYO its wholly-owned subsidiary.

In future, Panasonic, the Company and SANYO will pursue the establishment of the new Panasonic Group, under which the three companies will be genuinely integrated, and will make efforts to maximize value creation by strengthening contacts with customers, realize speedy and lean management, and accelerate growth businesses by boldly shifting management resources.

2. Outline of Content of Share Exchange Agreement

The content of the Share Exchange Agreement executed on December 21, 2010, between the Company and Panasonic is as follows:

SHARE EXCHANGE AGREEMENT (Copy)

Panasonic Corporation (“Panasonic”) and Panasonic Electric Works Co., Ltd. (“PEW”) hereby execute this share exchange agreement (this “Agreement”) as set forth herein.

Article 1	(Share Exchange)

Panasonic and PEW shall implement the share exchange (the “Share Exchange”) in accordance with the provisions of this Agreement, whereby Panasonic shall become PEW’s wholly-owning parent company in the share exchange and PEW shall become Panasonic’s wholly-owned subsidiary in the share exchange.

Article 2	(Trade Names and Addresses of Wholly-Owning Parent Company in Share Exchange and Wholly-Owned Subsidiary in Share Exchange)

The trade names and addresses of Panasonic and PEW are as follows, respectively.

Panasonic (wholly-owning parent company in the share exchange)

Trade name:	Panasonic Corporation

Address:	1006, Oaza Kadoma, Kadoma City, Osaka

PEW (wholly-owned subsidiary in the share exchange)

Trade name:	Panasonic Electric Works Co., Ltd.

Address:	1048, Oaza Kadoma, Kadoma City, Osaka

Article 3	(Shares to be Delivered upon Share Exchange and Allotment Thereof)

1.	Upon the Share Exchange, Panasonic shall deliver to the shareholders of PEW (excluding Panasonic), as money or other assets in exchange for common stock of PEW held by such shareholders, the number of shares of common stock of Panasonic calculated by multiplying the total number of shares of common stock of PEW held by shareholders of PEW (excluding Panasonic) at the time immediately preceding the time Panasonic acquires all of the issued shares of PEW through the Share Exchange (the “Base Time”) by 0.925.

2.	With respect to the allotment of shares of common stock of Panasonic that shall be delivered pursuant to the provisions of the immediately preceding paragraph, shares of common stock of Panasonic shall be allotted to the shareholders of PEW at the Base Time (excluding Panasonic) at the ratio of 0.925 shares of common stock of Panasonic for each share of common stock of PEW held by such shareholders.

3.	If the number of shares of common stock of Panasonic that shall be allotted and delivered to each shareholder of PEW in accordance with the two immediately preceding paragraphs includes any fractions of less than one share, Panasonic shall deal with such fractions pursuant to the provisions of Article 234 of the Company Law.

Article 4	(Amount of Stated Capital and Reserves of Wholly-Owning Parent Company in Share Exchange)

The amount of the increases in the stated capital and reserves of Panasonic upon the Share Exchange are as follows:

The amount of stated capital to be increased:

0 yen

The amount of capital reserves to be increased:

the minimum amount required to be increased pursuant to the provisions of laws and regulations.

The amount of legal reserves to be increased:

0 yen

Article 5	(Effective Date)

The date on which the Share Exchange becomes effective (the “Effective Date”) shall be April 1, 2011; provided, however, that the parties may, upon consultation and agreement with each other, change such date, if necessary.

Article 6	(Shareholders’ Meeting Approving Share Exchange Agreement)

1.	Pursuant to the provisions of Article 796, Paragraph 3, the main clause of the Company Law, Panasonic shall implement the Share Exchange without obtaining the approval of this Agreement by a resolution of the shareholders’ meeting as stipulated in Article 795, Paragraph 1 of the Company Law; provided, however, that if, pursuant to the provisions of Article 796, Paragraph 4 of the Company Law, the approval of this Agreement by the shareholders’ meeting of Panasonic becomes necessary, Panasonic shall obtain approval of this Agreement at the shareholders’ meeting by the day immediately preceding the Effective Date.

2.	PEW shall obtain the approval of this Agreement by the shareholders’ meeting stipulated in Article 783, Paragraph 1 of the Company Law by the day immediately preceding the Effective Date.

Article 7	(Management of Company Assets)

1.	During the period after the execution of this Agreement and before the Effective Date, Panasonic and PEW shall perform their respective businesses, and manage and operate their respective assets with the due care of a prudent manager, and unless otherwise provided for in this Agreement, Panasonic and PEW shall consult and agree with each other before taking any action that could materially affect their assets or rights and obligations.

2.	In accordance with a resolution of the meeting of the Board of Directors that will be held by the day immediately preceding the Effective Date, PEW shall cancel, by the Base Time, all of its treasury shares held by PEW and those to be held by PEW by the Base Time (including the treasury shares to be acquired on the Effective Date through the exercise of the dissenters’ appraisal right in connection with the Share Exchange).

3.	Panasonic will acquire all of the issued shares of SANYO Electric Co., Ltd. through the share exchange in which Panasonic shall become the wholly-owning parent company in the share exchange and SANYO Electric Co., Ltd. shall become the wholly-owned subsidiary in the share exchange, and which shall become effective on April 1, 2011, in accordance with the share exchange agreement scheduled to be executed between Panasonic and SANYO Electric Co., Ltd. on December 21, 2010. PEW acknowledges this fact.

Article 8	(Change of Terms and Conditions of Share Exchange and Cancellation of Share Exchange)

If, during the period after the execution of this Agreement and before the Effective Date, (i) a material change occurs in the financial conditions or management conditions of Panasonic or PEW, (ii) a situation arises or is discovered that materially obstructs the implementation of the Share Exchange, or (iii) some other situation arises that makes it significantly difficult to achieve the purpose of this Agreement, Panasonic and PEW may, upon consultation, change the contents of this Agreement such as the terms and conditions of the Share Exchange or cancel the Share Exchange.

Article 9	(Validity of this Agreement)

This Agreement shall cease to have any effect if this Agreement is not approved at the shareholders’ meeting of Panasonic provided for in Article 6 hereof (only in the case where, pursuant to the provisions of Article 796, Paragraph 4 of the Company Law, the approval of this Agreement at the shareholders’ meeting of Panasonic is required) or not approved at the shareholders’ meeting of PEW, or if any of the approvals from regulatory authorities that are required by laws and regulations, for the implementation of the Share Exchange, is not obtained, by the day immediately preceding the Effective Date.

Article 10	(Matters for Consultation)

In addition to the matters set forth in this Agreement, matters not provided for in this Agreement and any other matters necessary with respect to the Share Exchange shall be determined upon consultation with each other in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate and, upon signing and sealing hereof, each of Panasonic and PEW retains one (1) original hereof.

December 21, 2010

Panasonic:	1006, Oaza Kadoma, Kadoma City, Osaka
Panasonic Corporation
Fumio Ohtsubo [Seal]
President, Member of the Board

PEW:	1048, Oaza Kadoma Kadoma City, Osaka
Panasonic Electric Works Co., Ltd.
Shusaku Nagae [Seal]
President, Member of the Board

3. Matters concerning Suitability of Exchange Considerations

(1)	Matters concerning Total Amount of Exchange Considerations and Suitability of Allotment

Upon the Share Exchange, the Company and Panasonic have decided to allot 0.925 shares of Panasonic for each share of the Company.

In order to ensure the fairness and the appropriateness of the above-mentioned share allotment ratio in the Share Exchange (the “Share Exchange Ratio”), Panasonic and the Company, respectively and separately, decided to request a third-party valuation institution independent of both companies to calculate the share exchange ratio. Panasonic appointed Nomura Securities Co., Ltd. (“Nomura Securities”) as the third-party valuation institution, and the Company appointed Daiwa Securities Capital Markets Co. Ltd. (“Daiwa Securities Capital Markets”), as the third-party valuation institution.

In the valuation of Panasonic, as shares of Panasonic are listed on the financial instruments exchange and a market share price exists, Nomura Securities adopted the average market price analysis for calculation (in consideration of various conditions, with December 20, 2010, which is the calculation base date, being the base date, the analysis was based on the respective average closing share prices for the period from October 8, 2010 (the business day immediately following the day on which Panasonic released the press release titled “Panasonic Announces Withdrawal of Shelf Registration in Japan for Future Equity Offerings”) to the calculation base date; the period from November 1, 2010 (the business day immediately following the day on which Panasonic released its “Consolidated Financial Results for the Second Quarter of Fiscal Year ending March 2011”) to the calculation base date; the most recent 1 month-period from November 22, 2010 to the calculation base date; the 5 business days from December 14, 2010 to the calculation base date; and the closing share price on the base date of the shares of Panasonic on the first section of the Tokyo Stock Exchange).

In the valuation of the Company, as shares of the Company are listed on the financial instruments exchange and a market share price exists, the average market price analysis (in consideration of various conditions, with December 20, 2010, which is the calculation base date, being the base date, the analysis was based on the respective average closing share prices for the period from October 8, 2010 (the business day immediately following the day on which Panasonic released the press release titled “Panasonic Announces Withdrawal of Shelf Registration in Japan for Future Equity Offerings”) to the calculation base date; the period from November 1, 2010 (the business day immediately following the day on which Panasonic released its “Consolidated Financial Results for the Second Quarter of Fiscal Year ending March 2011”) to the calculation base date; the most recent 1 month-period from November 22, 2010 to the calculation base date; the 5 business days from December 14, 2010 to the calculation base date; and the closing share price on the base date of the shares of the Company on the first section of the Tokyo Stock Exchange) was adopted for calculation. In addition, as there are several comparable listed companies for which comparison to the Company is possible, and analogical inference of share value is possible through the comparable company analysis, the comparable company analysis was adopted for the calculation. Furthermore, in order to take into account the state of future business operations in the assessment, the discounted cash flow analysis (the “DCF Analysis”) was adopted for the calculation.

The following shows the assessment ranges when the share value per share of Panasonic is set at 1.

Assessment method	Calculation results of share exchange ratio
Average market price analysis	0.909-0.942
Comparable company analysis	0.363-0.904
DCF Analysis	0.939-1.227

Analyzing the facts, various conditions and the results of the Tender Offer conducted prior to the Share Exchange, Nomura Securities submitted to Panasonic the written opinion (fairness opinion) dated December 21, 2010, stating that the Share Exchange Ratio is proper for Panasonic from a financial viewpoint.

On the other hand, in the valuation of Panasonic and the Company, Daiwa Securities Capital Markets, after analyzing the facts, various conditions, results, etc. of the Tender Offer that was conducted prior to the Share Exchange, adopted the market price analysis for calculation (in consideration of various conditions, with December 20, 2010 being the calculation base date, the analysis was based on the respective average closing share prices for the period from July 30, 2010 (the business day immediately following the announcement day of the Tender Offer) to the calculation base date; the period from October 8, 2010 (the business day immediately following the day on which the result of the Tender Offer was announced) to the calculation base date; the most recent 1 month-period from November 22, 2010 to the calculation base date; the period from December 1, 2010 (the business day immediately following the day on which SANYO released the press release titled “Amendments to the Purchase Agreement regarding the Transfer of Stock and Loan Receivables of Subsidiary (SANYO Semiconductor Co., Ltd.)”) to the calculation base date; and the 5 business days from December 14, 2010 to the calculation base date of the shares of Panasonic and the Company on the first section of the Tokyo Stock Exchange), as shares of both companies are listed on the financial instruments exchange and a market share price exists. In addition, as there are several listed companies with businesses similar to each of the companies and analogical inference of share value is possible through the comparable company analysis, the comparable company analysis was adopted for the calculation. Furthermore, in order to take into account the state of future business operations in the assessment, the DCF Analysis was adopted for the calculation.

The profit planning of the Company, which was used as the premise of the DCF analysis by Daiwa Securities Capital Markets, is based on the profit planning that had been used as the premise of the calculation at the time of the Tender Offer.

The following shows the assessment ranges when the share value per share of Panasonic is set at 1.

Assessment method	Calculation results of share exchange ratio
Market price analysis	0.910-0.954
Comparable company analysis	0.689-0.913
DCF Analysis	0.660-0.872

The Company received the written opinion (fairness opinion) from Daiwa Securities Capital Markets on December 21, 2010, stating that the Share Exchange Ratio is fair from a financial point of view to the holders of the Company shares other than the Controlling Shareholders, etc. of the Company (meaning “Controlling Shareholders and other parties set forth in the Enforcement Regulations” provided for in Article 441-2 of the Securities Listing Regulations of Tokyo Stock Exchange and Article 436-3 of the Ordinance for Enforcement of the same; the same shall apply hereinafter).

The Company and Panasonic have referred to and carefully reviewed the calculation results of the share exchange ratio submitted by their respective third-party valuation institutions for reference, and continuously negotiated and consulted with each other on the valuation of shares of the Company based on the same price as the purchase price of the Tender Offer, taking into account various conditions and results of the Tender Offer conducted prior to the Share Exchange, market share price level of shares of Panasonic and other various factors. As a result, the Company and Panasonic came to a decision that the Share Exchange Ratio is proper and does not undermine the interests of their respective shareholders. Therefore, Panasonic and the Company executed the Share Exchange Agreement between themselves based on the resolution of a meeting of each respective Board of Directors with respect to the implementation of the Share Exchange based on the Share Exchange Ratio.

In accordance with the Share Exchange Agreement, the Share Exchange Ratio may be subject to change upon the consultation between the Company and Panasonic in the case of any material changes to the conditions that form the basis of the calculation.

(2)	Matters concerning Suitability of the Amounts of Stated Capital and Reserves of Panasonic

The amounts of stated capital and reserves of Panasonic to be increased by the Share Exchange are as follows:

The amount of stated capital:	0 yen
The amount of capital reserves:	the minimum amount required to be increased by the provisions of laws and regulations
The amount of legal reserves:	0 yen

In light of laws and regulations and the capital policies of Panasonic, the above-mentioned amounts of stated capital and reserves are considered suitable.

(3)	Reasons for Choosing Shares of Panasonic as Exchange Considerations

The Company and Panasonic chose shares of Panasonic, which is a wholly-owing parent company in the share exchange, as exchange considerations of the Share Exchange.

The Company came to a decision that the above-mentioned choice was suitable because (i) the shares of Panasonic, which are exchange considerations, are listed on the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange, and trading opportunities of Panasonic’s shares have been ensured in each market after the Share Exchange; and (ii) shareholders of the Company can enjoy the synergy effect introduced by making Panasonic a wholly-owing parent company and making the Company a wholly-owned subsidiary through the Share Exchange.

(4)	Matters concerning Considerations with respect to Not Undermining the Interests of the Company’s Shareholders

Since Panasonic already owns 82.69% of the number of issued shares of the Company (as of December 21, 2010), in implementing the Share Exchange, it requested Nomura Securities, acting as a third-party valuation institution, to calculate the share exchange ratio in order to ensure the fairness of the share exchange ratio in the Share Exchange. Referring to such calculation results, Panasonic negotiated and consulted with the Company, and resolved to implement the Share Exchange based on the Share Exchange Ratio at the Board of Directors meeting held on December 21, 2010.

Panasonic received the written opinion (fairness opinion) dated December 21, 2010 from Nomura Securities, stating that the Share Exchange Ratio is proper for Panasonic from a financial viewpoint.

On the other hand, the Company, in implementing the Share Exchange, requested Daiwa Securities Capital Markets, acting as a third-party valuation institution, to calculate the share exchange ratio in order to ensure the fairness of the share exchange ratio in the Share Exchange. Referring to such calculation results, the Company negotiated and consulted with Panasonic, and resolved to implement the Share Exchange based on the Share Exchange Ratio at the Board of Directors meeting held on December 21, 2010.

The Company received a share exchange ratio calculation report dated December 21, 2010 from Daiwa Securities Capital Markets, which was subject to certain assumptions and reservations. In addition, on December 21, 2010, as an opinion that shows the view that the Share Exchange Ratio is not disadvantageous to the minority shareholders, the Board of Directors of the Company received from Daiwa Securities Capital Market a written opinion (fairness opinion) that, subject to certain assumptions and reservations, the Share Exchange Ratio is fair from a financial point of view to the holders of the Company shares other than the Controlling Shareholders, etc. of the Company .

The Company selected Kikkawa Law Offices as its legal advisor, and received legal advice on methods, processes, etc. of making decisions by the Board of Directors including various procedures for the Share Exchange from the legal advisor.

In light of the above-mentioned share exchange ratio calculation report and written opinion (fairness opinion) provided by Daiwa Securities Capital Markets, and the above-mentioned legal advice, etc. given by Kikkawa Law Offices, the Company carefully reviewed the terms and conditions regarding the Share Exchange at the Board of Directors’ meeting held on December 21, 2010. As a result, the Company has judged that (i) the Share Exchange would contribute to enhance corporate value of the Company and (ii) the terms and conditions of the Share Exchange were reasonable, and the resolution to execute the Share Exchange Agreement was passed unanimously by all directors participating in the resolution of the meeting. In addition, all corporate auditors participating in such deliberation regarding the Share Exchange by the Board of Director opined that they had no objections to the execution of the Share Exchange Agreement by the Board of Directors of the Company.

Among the 15 directors of the Company (including 2 outside directors), Mr. Koshi Kitadai, an outside director, also serves as a corporate advisor of Panasonic. Therefore, in order to prevent conflict of interests, he has not participated in any deliberations or resolutions regarding the Share Exchange held by the Board of Directors of the Company, nor has he participated in any negotiations or discussions with Panasonic on behalf of the Company. In addition, among the 4 corporate auditors of the Company (including 2 outside corporate auditors), Mr. Yutaka Maehashi, an outside corporate auditor, also serves as an employee of Panasonic. Therefore, in order to prevent conflict of interests, he has not participated in any deliberations regarding the Share Exchange held by the Board of Directors of the Company.

4. Matters concerning References to Exchange Considerations

(1)	Provisions of the Articles of Incorporation of Panasonic

With respect to provisions of the Articles of Incorporation of Panasonic, please see “Reference Materials (Supplementary Volume)” enclosed herewith.

(2)	Matters concerning Methods of Realization of Exchange Considerations

Shares of Panasonic are traded on the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange. In addition, shares of Panasonic can be traded through security firms across Japan.

(3)	Matters concerning the Market Price of Exchange Considerations

The average closing price of shares of Panasonic in the first section of the Tokyo Stock Exchange for 1 month-period until the business day immediately prior to the date when the execution of the Share Exchange Agreement was released (December 21, 2010) is 1,196 yen. Also, with respect to the latest market price of shares of Panasonic, etc., please go to the website of the Tokyo Stock Exchange (http://www.tse.or.jp/).

5. Matters concerning the Financial Statements, etc.

(1)	Contents of the Financial Statements, etc. with respect to the Most Recent Fiscal Year

In connection with the contents of the financial statements with respect to the most recent fiscal year, please see “Reference Materials (Supplementary Volume)” enclosed herewith.

(2)	Events Having a Material Effect on the State of the Company Property that Has Occurred After the Last Day of the Most Recent Fiscal Year

(i)	The Company

Not applicable.

(ii)	Panasonic

Disposal of the material property, burden of the material debt and other events having a material effect on the state of the company that have occurred after the last day of the most recent fiscal year are as follows:

In accordance with the resolution of the Board of Directors held on July 29, 2010, Panasonic conducted the tender offer of shares of the Company and SANYO, respectively. The purchase price of this tender offer is 525,200 million yen in total.

In addition, on December 21, 2010, Panasonic executed the share exchange agreement with SANYO in order to make Panasonic a wholly-owning parent company in the share exchange and SANYO a wholly-owned subsidiary in the share exchange. The effective date of the share exchange is April 1, 2011.

(Translation)

Agenda Item No. 2: Partial Amendment to the Articles of Incorporation

1.	Reason for Proposal

If Agenda Item No. 1 “Approval of the Share Exchange Agreement between the Company and Panasonic Corporation” is approved, Panasonic Corporation is to become the sole shareholder of the Company on and after April 1, 2011, the effective date of the Share Exchange.

In this connection, the record date for the voting rights at the Ordinary General Meeting of Shareholders does not necessarily have to be provided for in the Articles of Incorporation since it was provided for based on the premise that multiple shareholders are existing. Therefore, Article 12 of the current Articles of Incorporation will be deleted and the numbering of Article 13 and all subsequent articles will be adjusted accordingly.

The deletion of the such article will become effective as of March 31, 2011, on the condition that: (i) Agenda Item No. 1 “Approval of the Share Exchange Agreement between the Company and Panasonic Corporation” is approved; and (ii) the Share Exchange is not suspended or does not become invalid by the day immediately preceding March 31, 2011.

2.	Description of Amendments

Amendments are described as follows:

(Revised portions have been underlined.)

Current Articles of Incorporation	Proposed Amendment
Article 12. Record Date of Voting Rights at Ordinary General Meeting of Shareholders	(Deleted)

The record date for the voting rights at the Ordinary General Meeting of Shareholders shall be March 31 each year.

Article 13 through Article 35 (Descriptions of the provisions are omitted.)	Article 12 through Article 34 (The article numbers of the current Article 13 through Article 35 will be moved up by one. The provisions therein are unchanged.)

[End of Document]

(Translation)

[Explanations for the Exercise of Voting Rights]

Procedures for Exercise of Voting Rights by Postal Mail

Please indicate your approval or disapproval of the proposed Agenda on the voting form and return the same to us.

*	Your voting rights shall be deemed to have been effectively exercised when the relevant voting form is returned to the designated mailing address (Mitsubishi UFJ Trust and Banking Corporation, Osaka Stock Transfer Agency Department) by no later than 5:30 p.m. on Tuesday, March 1, 2011, the day immediately prior to the day on which the Meeting will be held.

Procedures for Exercise of Voting Rights via Internet

1.	Instructions for Exercise of Voting Rights via Internet

When you choose to exercise your voting rights via the Internet, please read the following instructions prior to exercising your voting rights:

***

(1)	Website for Exercising Voting Rights

(i)	You may exercise your voting rights via the Internet only by accessing the website therefor designated by the Company (http://www.evote.jp/) either through a personal computer or a mobile phone (i-mode, EZweb or Yahoo! Keitai services) (please note that you will not be able to access the above URL between 2:00 and 5:00 a.m..)

(Note) “i-mode” is the trademark or registered trademark of NTT DOCOMO, Inc.,

“EZweb” is the trademark or registered trademark of KDDI Corporation and

“Yahoo!” is the trademark or registered trademark of Yahoo! Inc. of the United States.

(ii)	With respect to exercising voting rights via the Internet using a personal computer, in some network environments (including, but not limited to, cases in which you use firewalls, etc., antivirus programs or a Proxy Server for Internet access), you may not be able to exercise voting rights.

(iii)	With respect to the exercise of voting rights via the Internet by using a mobile phone, please use the service by i-mode, EZweb or Yahoo! Keitai. For security purposes, the website is not compatible with mobile phones that have neither function of an encrypted communication (SSL communication) nor function of transmission of mobile phone information.

(iv)	While the exercise of voting rights via the Internet is acceptable until 5:30 p.m. on Tuesday, March 1, 2011, we recommend that you exercise your voting rights earlier. If you have any inquiries, please contact the helpdesk mentioned below.

(2)	Method of Exercising Voting Rights via the Internet

(i)	On the website for exercising voting rights (http://www.evote.jp/), please enter your approval or disapproval of the proposed Agenda, by using the “login ID” and the “Tentative Password” indicated in the voting form, and by following the instructions on the screen.

(ii)	Please note that, if you wish to exercise your voting rights via the Internet, you will be asked to change your “Tentative Password” on the website for exercising voting rights in order to prevent unauthorized access (“web spoofing”) or alteration of the voting by third parties other than you.

(iii)	Costs Arising from Accessing Website to Exercise Voting Rights

Any costs arising from accessing the website for exercise of voting rights (such as dial-up access fees and communication charges payable to Internet service providers and telecommunication carriers, etc.) shall be borne by you. In addition, with respect to accessing the website via a mobile phone, packet communication fees and any other phone charges shall also be borne by you.

2.	Handling of the Cases where Voting Rights are Exercised both via Postal Mail and the Internet

If voting rights are exercised both via postal mail and the Internet, the exercise of the voting rights via the Internet shall be deemed as effective.

3.	Handling of Cases where Voting Rights are Exercised via the Internet Twice or More

If voting rights are exercised via the Internet twice or more, the content of the voting rights last exercised shall be deemed as effective. Also, if voting rights are exercised both via a personal computer and a mobile phone, the content of the voting rights last exercised shall be deemed as effective.

For inquiries with respect to systems, etc.

Mitsubishi UFJ Trust and Banking Corporation

Stock Transfer Agency Department (helpdesk)

Telephone: 0120-173-027 (toll-free number)

Operating Hours: 9:00 to 21:00

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